

November 28,2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476/811-22894
        Form Type: 8-A12B
        Filing Date: November 28,2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 1X Short Innovation 100 Monthly ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications